UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 03, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 01 April 2022
Exhibit No. 2	Director/PDMR Shareholding dated 08 April 2022
Exhibit No. 3	Director/PDMR Shareholding dated 11 April 2022
Exhibit No. 4	Proposed placing of ordinary shares in Absa Group dated 20 April 2022
Exhibit No. 5	Placing of 63m ordinary shares in Absa Group dated 21 April 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 03, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 April 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2022, Barclays PLC's issued share capital consists of 16,762,006,768 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (16,762,006,768) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Deputy Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.465 per share	68
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 3

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 8 April:

1.   the reinvestment of the full year dividend for 2021 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service, the transaction having taken place on 7 April 2022; and
2.   the reinvestment of the full year dividend for 2021 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 7 April 2022.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.415 per Share	83,541
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Deputy Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.415 per Share	2,132
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Deputy Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.464 per Share	162
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.464 per Share	35
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.415 per Share	10,696
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.415 per Share	1,342
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.464 per Share	25
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.464 per Share	115
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the full year dividend for 2021 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.464 per Share	209
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-04-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 4

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

20 April 2022

PROPOSED PLACING OF APPROXIMATELY 63 MILLION ORDINARY SHARES IN ABSA GROUP LIMITED ("ABSA")

Barclays today announces its intention to sell, via its wholly owned subsidiary, Barclays Principal Investments Limited, approximately 63 million ordinary shares (the "Placing Shares") in Absa (the "Placing"), representing approximately 7.4% of Absa's issued share capital. The Placing Shares are being offered to institutional investors by way of an accelerated bookbuild placing, which is open with immediate effect.

Barclays Bank PLC, acting through its investment bank ("Barclays Investment Bank") is acting as global co-ordinator and bookrunner (the "Global Co-ordinator"). Citigroup Global Markets Limited ("Citigroup"), Absa Bank Limited, acting through its Corporate and Investment Banking division ("Absa Bank"), Banco Santander, S.A. ("Santander") and Société Générale ("Société Générale") are acting as Co-Bookrunners (together with the Global Co-ordinator, the "Banks").

Any shares held in Absa by Barclays or its subsidiaries not sold in the Placing will be subject to a lock-up restriction from today until 60 days after settlement. During this period, the lock-up restriction may be waived with the consent of Barclays Investment Bank and Citigroup (such consent not to be unreasonably withheld or delayed).

The final number of Placing Shares to be placed and the price per Placing Share will be agreed by Barclays and the Banks at the close of the bookbuild process, and the results of the Placing will be announced as soon as practicable thereafter.

Barclays will be entitled to receive and retain the gross dividend of 475 cents per share for the period ended 31 December 2021 in accordance with Absa's declared dividend announcement of 14 March 2022.

Enquiries:

Barclays Investor Relations:
Chris Manners +44 (0)20 7773 2136

Barclays Media Relations:
Jonathan Tracey +44 (0)20 7116 4755

Barclays Investment Bank (Global Co-ordinator and Bookrunner):
Manuel Esteve +44 (0)20 3134 6646
Ben Newmark +44 (0)20 7773 8300
Nikita Turkin +44 (0)20 3134 8747

IMPORTANT NOTICE

IN THIS ANNOUNCEMENT REFERENCES TO "BARCLAYS" ARE TO BARCLAYS PRINCIPAL INVESTMENTS LIMITED IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS MESSAGE AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT: (A) PERSONS IN MEMBER STATES OF THE EEA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(E) OF PROSPECTUS REGULATION (REGULATION (EU) 2017/1129) (THE "EU PROSPECTUS REGULATION"); AND (B) IN THE UNITED KINGDOM, PERSONS WHO ARE (I) "INVESTMENT PROFESSIONALS" SPECIFIED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") AND/OR (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (AND ONLY WHERE THE CONDITIONS CONTAINED IN THOSE ARTICLES HAVE BEEN, OR WILL AT THE RELEVANT TIME BE, SATISFIED) AND (III) ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF RETAINED EU LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE "UK PROSPECTUS REGULATION").

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE BANKS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE EU PROSPECTUS REGULATION (EACH A "RELEVANT MEMBER STATE") AND THE UNITED KINGDOM, NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE OR IN THE UNITED KINGDOM. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE EU PROSPECTUS REGULATION, AND, WITH RESPECT TO THE UNITED KINGDOM, PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION, EACH AS AMENDED FROM TIME TO TIME. NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES.

EACH OF THE GLOBAL CO-ORDINATOR AND CITIGROUP IS AUTHORISED BY THE PRUDENTIAL REGULATION AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATION AUTHORITY, AND ABSA BANK IS REGULATED BY THE FINANCIAL SECTOR CONDUCT AUTHORITY AND THE SOUTH AFRICAN RESERVE BANK, AND SANTANDER IS AUTHORISED AND REGULATED BY THE BANK OF SPAIN AND SUBJECT TO SUPERVISION BY THE BANK OF SPAIN AND BY THE EUROPEAN CENTRAL BANK AND TO LIMITED REGULATION BY THE FCA AND THE PRA, AND SOCIÉTÉ GÉNÉRALE IS A FRENCH CREDIT INSTITUTION (BANK), AUTHORISED AND SUPERVISED BY THE EUROPEAN CENTRAL BANK (ECB) AND THE AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION (ACPR) (THE FRENCH PRUDENTIAL CONTROL AND RESOLUTION AUTHORITY) AND REGULATED BY THE AUTORITÉ DES MARCHÉS FINANCIERS (THE FRENCH FINANCIAL MARKETS REGULATOR) (AMF). EACH OF THE BANKS IS ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE PLACING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THEIR RESPECTIVE CLIENTS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.

Exhibit No. 5

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

21 April 2022

PLACING OF 63 MILLION ORDINARY SHARES IN ABSA GROUP LIMITED ("ABSA")

Further to the announcement released on 20 April 2022, Barclays, via its wholly owned subsidiary, Barclays Principal Investments Limited, has agreed to sell 63,072,651 ordinary shares in the capital of Absa (the "Placing Shares") (representing 7.4% of Absa's issued share capital) at a price of ZAR 164.0 per share through an accelerated bookbuild placing (the "Placing"), raising aggregate gross sale proceeds of approximately ZAR 10,344 million (£526 million1). The Placing is estimated to result in a pro forma increase of approximately 10 basis points to the Barclays group's (the "Group") CET1 ratio as at 31 December 2021 and a loss on sale of £43 million through the income statement. Barclays has reflected a gain of £121 million recorded through Other Comprehensive Income representing the increase in value of the shares in the period from 31 December 2021 to immediately prior to the Placing on 20 April 2022.

Following completion of the Placing, Barclays will hold 63 million ordinary shares in Absa, representing approximately 7.4% of Absa's issued share capital.

Barclays Bank PLC, acting through its investment bank ("Barclays Investment Bank") is acting as global co-ordinator and bookrunner (the "Global Co-ordinator"). Citigroup Global Markets Limited ("Citigroup"), Absa Bank Limited, acting through its Corporate and Investment Banking division ("Absa Bank"), Banco Santander, S.A. ("Santander") and Société Générale ("Société Générale") are acting as Co-Bookrunners (together with the Global Co-ordinator, the "Banks").

All of the remaining ordinary shares in Absa held by Barclays or its subsidiaries not sold in the Placing are now subject to a lock-up restriction, which applies until 60 days after settlement. During this period, the lock-up restriction may be waived with the consent of Barclays Investment Bank and Citigroup (such consent not to be unreasonably withheld or delayed).

The proceeds of the Placing are payable in cash on usual South African settlement terms, and settlement of the Placing is expected to occur on a T+3 basis on 26 April 2022, subject to the satisfaction or waiver of certain customary conditions.

The net proceeds of the Placing will be used for general corporate purposes of the Group.

1Exchange rate GBP/ZAR 19.651 as of 20 April 2022 (source: Bloomberg)

Enquiries:

Barclays Investor Relations:
Chris Manners +44 (0)20 7773 2136

Barclays Media Relations:
Jonathan Tracey +44 (0)20 7116 4755

Barclays Investment Bank (Global Co-ordinator and Bookrunner):
Manuel Esteve +44 (0)20 3134 6646
Ben Newmark +44 (0)20 7773 8300
Nikita Turkin +44 (0)20 3134 8747

IMPORTANT NOTICE

IN THIS ANNOUNCEMENT REFERENCES TO "BARCLAYS" ARE TO BARCLAYS PRINCIPAL INVESTMENTS LIMITED IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT"). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT: (A) PERSONS IN MEMBER STATES OF THE EEA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(E) OF PROSPECTUS REGULATION (REGULATION (EU) 2017/1129) (THE "EU PROSPECTUS REGULATION"); AND (B) IN THE UNITED KINGDOM, PERSONS WHO ARE (I) "INVESTMENT PROFESSIONALS" SPECIFIED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") AND/OR (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (AND ONLY WHERE THE CONDITIONS CONTAINED IN THOSE ARTICLES HAVE BEEN, OR WILL AT THE RELEVANT TIME BE, SATISFIED) AND (III) ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF RETAINED EU LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE "UK PROSPECTUS REGULATION").

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE BANKS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE EU PROSPECTUS REGULATION (EACH A "RELEVANT MEMBER STATE") AND THE UNITED KINGDOM, NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE OR IN THE UNITED KINGDOM. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE EU PROSPECTUS REGULATION, AND, WITH RESPECT TO THE UNITED KINGDOM, PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION, EACH AS AMENDED FROM TIME TO TIME. NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES.

EACH OF THE GLOBAL CO-ORDINATOR AND CITIGROUP IS AUTHORISED BY THE PRUDENTIAL REGULATION AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATION AUTHORITY, AND ABSA BANK IS REGULATED BY THE FINANCIAL SECTOR CONDUCT AUTHORITY AND THE SOUTH AFRICAN RESERVE BANK, AND SANTANDER IS AUTHORISED AND REGULATED BY THE BANK OF SPAIN AND SUBJECT TO SUPERVISION BY THE BANK OF SPAIN AND BY THE EUROPEAN CENTRAL BANK AND TO LIMITED REGULATION BY THE FCA AND THE PRA, AND SOCIÉTÉ GÉNÉRALE IS A FRENCH CREDIT INSTITUTION (BANK), AUTHORISED AND SUPERVISED BY THE EUROPEAN CENTRAL BANK (ECB) AND THE AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION (ACPR) (THE FRENCH PRUDENTIAL CONTROL AND RESOLUTION AUTHORITY) AND REGULATED BY THE AUTORITÉ DES MARCHÉS FINANCIERS (THE FRENCH FINANCIAL MARKETS REGULATOR) (AMF). EACH OF THE BANKS IS ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE PLACING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THEIR RESPECTIVE CLIENTS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.

FORWARD-LOOKING STATEMENTS

THIS ANNOUNCEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE GROUP. BARCLAYS CAUTIONS READERS THAT NO FORWARD-LOOKING STATEMENT IS A GUARANTEE OF FUTURE PERFORMANCE AND THAT ACTUAL RESULTS OR OTHER FINANCIAL CONDITION OR PERFORMANCE MEASURES COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE ONLY TO HISTORICAL OR CURRENT FACTS. FORWARD-LOOKING STATEMENTS SOMETIMES USE WORDS SUCH AS 'MAY', 'WILL', 'SEEK', 'CONTINUE', 'AIM', 'ANTICIPATE', 'TARGET', 'PROJECTED', 'EXPECT', 'ESTIMATE', 'INTEND', 'PLAN', 'GOAL', 'BELIEVE', 'ACHIEVE' OR OTHER WORDS OF SIMILAR MEANING. THESE STATEMENTS ARE BASED ON THE CURRENT BELIEFS AND EXPECTATIONS OF BARCLAYS' MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES. ACTUAL OUTCOMES MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD IMPACT BARCLAYS' FUTURE FINANCIAL CONDITION AND PERFORMANCE ARE IDENTIFIED IN BARCLAYS PLC'S FILINGS WITH THE US SECURITIES EXCHANGE COMMISSION ("SEC") (INCLUDING, WITHOUT LIMITATION, BARCLAYS PLC'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2021), WHICH ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

SUBJECT TO BARCLAYS' OBLIGATIONS UNDER THE APPLICABLE LAWS AND REGULATIONS OF ANY RELEVANT JURISDICTION, (INCLUDING, WITHOUT LIMITATION, THE UK AND THE US), IN RELATION TO DISCLOSURE AND ONGOING INFORMATION, WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.